MICROELECTRÓNICA ESPAÑOLA, S.A. AND DEPENDENT COMPANIES

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004

(Stated in euros)

ASSETS	2004	LIABILITIES	2004

FIXED ASSETS		CAPITAL AND RESERVES
Intangible fixed assets	150	Called up share capital	492
Research and development costs	7,649	Other reserves	28,321
Concessions, patents, licenses, trade marks and similar rights	255	Legal reserve	98
Software	140	Other reserves	28,223
Amortization	(7,894)	Reserves at consolidated companies	1,683
Tangible fixed assets	10,291	Profit for the year	4,841
Land and buildings	7,405	Total Capital and Reserves	35,337
Plant and machinery	5,852
Fixtures, fittings, tools and equipment	1,221
Other tangible assets	617
Provisions	(145)	MINORITY INTERESTS	8
Amortization	(4,659)
Investments	153
		PROVISIONS FOR LIABILITIES AND CHARGES	153
Total fixed assets	10,594

CURRENT ASSETS
Stocks	1,142
Debtors	11,002
Trade debtors	10,180	SHORT-TERM CREDITORS
Other debtors	1	Bank loans and overdrafts	3
Employees	43	Trade creditors	3,620
Government bodies	778	Trade creditors	3,620
Provisions	-	Other non-commercial creditors	1,537
Short term investments	11,439	Government bodies and Social Security	869
Cash at bank and in hand	6,454	Other creditors	231
Prepayments and accrued income	27	Employees	437
Total current assets	30,064	Total short-term creditors	5,160
TOTAL ASSETS	40,658	TOTAL LIABILITIES	40,658

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MICROELECTRÓNICA ESPAÑOLA, S.A. AND DEPENDENT COMPANIES

AUDITED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004

(Stated in euros)

CHARGE		INCOME

CHARGES		INCOME
Reduction in stocks of finished goods and work in progress	-	Net turnover	26,134
Consumption	11,223	Increase in stocks of finished goods and works in progress	103
Staff costs	4,861	Own work capitalized	1,316
Wages and salaries and similar costs	3,994	Other operating income	325
Social Security and similar costs	867
Depreciation tangible and intangible fixed assets	2,629
Movements in operating provisions	(1)
Other operating charges	2,488
OPERATING PROFIT	6,678

Interest payable and similar charges	32	Other interest receivable and similar income	267
Exchange losses	1,054	Exchanges gains	106

		NET FINANCIAL CHARGE	713
PROFIT ON ORDINARY ACTIVITIES	5,965
Movement in the provision for tangible an intangible fixed assets and	-
Investment	(80)	Profit on sale of intangible and tangible fixed assets and investment	104
Losses arising from intangible and tangible fixed assets and investment	3	Extraordinary income	32
Extraordinary charges	268
Losses arising from prior years	3
EXTRAORDINARY INCOME	-	EXTRAORIDINARY LOSSES	58
CONSOLIDATE PROFIT BEFORE TAXATION	5,907
Corporation tax	1,242
Positive adjustments on corporation tax	(179)
Income attributed to minority interests	3
CONSOLIDATED PROFIT FOR THE YEAR	4,841

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